Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/05	12/31/06	Security	portfolio	% Index[1]	Description
1	1	Samsung Electronics	2.9	3.7	South Korea's top electronics manufacturer and a global leader in semiconductor production.
4	2	Hon Hai Precision Industry	2.6	1.2	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
2	3	América Móvil	2.5	1.7	Latin America's largest cellular communications provider.
5	4	Taiwan Semiconductor Manufacturing	2.2	1.8	One of the world's largest semiconductor manufacturers.
7	5	Kookmin Bank	2.1	1.1	Korea's largest financial services provider.
6	6	Telekomunikasi Indonesia	2.1	0.5	The dominant telecommunications services provider in Indonesia.
8	7	Wal-Mart de México	2.0	0.6	Mexico's largest retailer.
11	8	Infosys Technologies	1.8	0.9	One of India's leading information technology services companies, with a worldwide client base.
28	9	OCI	1.4	0.2	A leading cement producer and construction contractor serving customers in the developing world.
10	10	Teva Pharmaceutical Industries	1.3	0.9	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.

		Total companies 1 through 10	20.9	12.6

9	11	AmBev	1.2	0.4	The dominant beer producer in Latin America.
72	12	China Life Insurance	1.1	1.0	The leading life insurance provider in China.
31	13	Televisa	1.0	0.5	A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
20	14	Akbank	1.0	0.2	One of Turkey's largest private sector banks, offering a wide range of retail, commercial, corporate and private banking finance services.
na	15	Mobile TeleSystems	1.0	0.4	Russia's largest mobile phone operator. The company also operates in the Commonwealth of Independent States.
na	16	Anhui Conch Cement	0.9	0.1	China's largest producer and seller of cement and commodity clinker.
110	17	Absa Group	0.9	0.0	An investment holding company that controls a number of banks and insurance companies.
15	18	TIM	0.8	0.1	Provides cellular phone service in Brazil's southern states.
21	19	Harmony Gold Mining	0.8	0.2	One of South Africa's largest gold mining companies.
95	20	PetroChina	0.8	1.1	Produces most of China's oil and gas.

		Total companies 1 through 20	30.4	16.6

1MSCI Emerging Markets Index

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index [1]		% Total portfolio	% Total portfolio	% Index [1]
	12/31/05	12/31/06	12/31/06		12/31/05	12/31/06	12/31/06
ENERGY	4.8	5.9	17.2	FINANCIALS	21.1	16.7	20.9
PetroChina		0.8		Kookmin Bank		2.1
China Shenhua Energy		0.8		China Life Insurance		1.1
Gazprom		0.8		Akbank		1.0
OTHERS		3.5		Absa Group		0.9
MATERIALS	8.6	11.2	12.8	Fubon Financial Holding		0.8
Anhui Conch Cement		0.9		Bank Mandiri		0.7
Harmony Gold Mining		0.8		Cathay Financial Holding		0.7
Gujarat Ambuja Cements		0.7		OTHERS		9.4
Impala Platinum Holdings		0.7		INFORMATION TECHNOLOGY	20.1	14.2	13.5
OTHERS		8.1		Samsung Electronics		2.9
INDUSTRIALS	8.3	10.9	7.4	Hon Hai Precision Industry		2.6
OCI		1.4		Taiwan Semiconductor Manufacturing		2.2
Embraer		0.6		Infosys Technologies		1.8
IJM		0.5		AU Optronics		0.6
Murray & Roberts Holdings		0.5		Mediatek		0.6
OTHERS		7.9		OTHERS		3.5
CONSUMER DISCRETIONARY	7.1	8.4	6.4	TELECOMMUNICATION SERVICES	11.5	11.2	10.9
Televisa		1.0		América Móvil		2.5
Dongfeng Motor Group		0.6		Telekomunikasi Indonesia		2.1
Hankook Tire		0.6		Mobile TeleSystems		1.0
OTHERS		6.2		TIM		0.8
CONSUMER STAPLES	8.6	11.0	5.5	OTHERS		4.8
Wal-Mart de México		2.0		UTILITIES	3.7	2.5	3.7
AmBev		1.2		RAO UES of Russia		0.7
China Mengniu Dairy		0.7		OTHERS		1.8
IOI		0.5		OTHER	1.1	1.5	0.0
OTHERS		6.6
HEALTH CARE	2.3	1.9	1.7	Total equity	97.2	95.4	100.0
Teva Pharmaceutical Industries		1.3		Fixed income	1.0	0.9
OTHERS		0.6		Cash & equivalents	1.8	3.7
				Total assets	100.0	100.0

1MSCI Emerging Markets Index			Overweight	INDUSTRIALS
				CONSUMER DISCRETIONARY
				CONSUMER STAPLES
				HEALTH CARE
				INFORMATION TECHNOLOGY
				TELECOMMUNICATION SERVICES
				OTHER

			Underweight	ENERGY
				MATERIALS
				FINANCIALS
				UTILITIES

Diversification by country
Emerging Markets Growth Fund as of December 31, 2006

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	18.2	15.1	17.7	20.1	EUROPE/MIDDLE EAST/AFRICA	23.9	33.0	27.9	27.3
BRAZIL	9.4	8.1	9.7	10.6	RUSSIAN FEDERATION	5.6	9.7	11.4	10.6
MEXICO	7.9	4.1	5.1	6.2	SOUTH AFRICA	8.9	6.6	8.3	8.3
CHILE	0.5	1.5	1.8	1.6	ISRAEL	2.5	1.8	2.3	2.3
ARGENTINA	0.1	0.5	0.6	0.9	POLAND	0.4	1.5	1.8	1.7
PERU	0.0	0.4	0.5	0.5	TURKEY	3.3	1.2	1.4	1.4
REPUBLIC OF COLOMBIA	0.3	0.4	0.0	0.3	HUNGARY	0.3	0.7	0.9	1.1
VENEZUELA	0.0	0.1	0.0	0.0	CZECH REPUBLIC	0.1	0.4	0.5	0.8
					EGYPT	2.1	0.6	0.8	0.8
SOUTHEAST ASIA	16.6	14.3	12.9	12.8	MOROCCO	0.1	0.4	0.5	0.2
INDIA	6.5	8.3	7.2	6.5	JORDAN	0.0	0.4	0.0	0.1
MALAYSIA	3.9	2.0	2.4	2.6	CROATIA	0.0	0.0	0.0	0.0
INDONESIA	3.4	1.0	1.3	1.6	KAZAKSTAN	0.3	0.0	0.0	0.0
THAILAND	1.5	2.0	1.5	1.4	NIGERIA	0.1	0.4	0.0	0.0
PHILIPPINES	0.8	0.6	0.5	0.5	SULTANATE OF OMAN	0.1	0.2	0.0	0.0
PAKISTAN	0.1	0.3	0.0	0.2	UNITED ARAB EMIRATES	0.1	1.5	0.0	0.0
SRI LANKA	0.1	0.1	0.0	0.0	SAUDI ARABIA	0.0	4.4	0.0	0.0
VIETNAM	0.3	0.0	0.0	0.0	BAHRAIN	0.0	1.9	0.0	0.0
					KUWAIT	0.0	0.2	0.0	0.0
FAR EAST ASIA	34.1	37.6	41.5	39.8	ZIMBABWE	0.0	0.2	0.0	0.0
KOREA	11.0	14.3	17.0	15.5	QATAR
TAIWAN	11.9	10.9	13.3	12.5	OTHERS[4]	2.6	0.0	0.0	0.0
CHINA	9.6	12.4	11.2	11.8
HONG KONG	1.6	0.0	0.0	0.0	Total equity	95.4	100.0	100.0	100.0
					Total fixed income	0.9
					Total cash & equivalents	3.7
					Total assets	100.0
1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets Index
[4]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/06
LATIN AMERICA	33.1	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	20.1
BRAZIL	14.7	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	10.6
MEXICO	9.4	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	6.2
CHILE	1.8	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	1.6
ARGENTINA	4.9	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.9
PERU	1.9	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.2	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3
VENEZUELA	0.0	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0
ECUADOR	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	24.3	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	12.8
INDIA	6.5	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	6.5
MALAYSIA	4.6	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	2.6
INDONESIA	4.1	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	1.6
THAILAND	2.1	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.4
PHILIPPINES	6.3	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	0.5
PAKISTAN	0.5	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2
SRI LANKA	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
VIETNAM	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0

FAR EAST ASIA	10.3	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	39.8
KOREA	4.7	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	15.5
TAIWAN	3.6	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	12.5
CHINA	1.4	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	11.8
HONG KONG	0.6	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	0.0

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/06
EUROPE/MIDDLE EAST/AFRICA	12.5	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	27.3
RUSSIAN FEDERATION	3.6	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	10.6
SOUTH AFRICA	4.1	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	8.3
ISRAEL	0.0	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	2.3
POLAND	0.5	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	1.7
TURKEY	2.0	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.4
HUNGARY	0.4	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	1.1
CZECH REPUBLIC	0.3	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.8
EGYPT	0.1	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	0.8
MOROCCO	0.2	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.2
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
CROATIA	0.6	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.0
NIGERIA	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
ESTONIA	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.4	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	4.2	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	0.0

Total equity	84.4	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	100.0
Fixed income	4.1	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9
Cash & equivalents	11.5	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/05	12/31/06	12/31/06		12/31/05	12/31/06	12/31/06
LATIN AMERICA	19.5	18.2	20.1	EMERGING EUROPE/MIDDLE EAST/AFRICA	21.7	23.9	27.3
BRAZIL	10.3	9.4	10.6	RUSSIAN FEDERATION	3.3	5.6	10.6
MEXICO	7.3	7.9	6.2	SOUTH AFRICA	8.7	8.9	8.3
CHILE	0.5	0.5	1.6	ISRAEL	4.3	2.5	2.3
ARGENTINA	0.3	0.1	0.9	POLAND	0.1	0.4	1.7
PERU	0.1	0.0	0.5	TURKEY	3.1	3.3	1.4
REPUBLIC OF COLOMBIA	0.8	0.3	0.3	HUNGARY	0.2	0.3	1.1
VENEZUELA	0.2	0.0	0.0	CZECH REPUBLIC	0.0	0.1	0.8
				EGYPT	1.6	2.1	0.8
SOUTHEAST ASIA	16.4	16.6	12.8	MOROCCO	0.1	0.1	0.2
INDIA	7.9	6.5	6.5	JORDAN	0.0	0.0	0.1
MALAYSIA	3.2	3.9	2.6	CROATIA	0.1	0.0	0.0
INDONESIA	3.0	3.4	1.6	KAZAKHSTAN	0.1	0.3	0.0
THAILAND	1.9	1.5	1.4	NIGERIA	0.0	0.1	0.0
PHILIPPINES	0.3	0.8	0.5	SULTANATE OF OMAN	0.1	0.1	0.0
PAKISTAN	0.0	0.1	0.2	UNITED ARAB EMIRATES	0.0	0.1	0.0
SRI LANKA	0.0	0.1	0.0
VIETNAM	0.1	0.3	0.0	OTHER[2]	2.1	2.6	0.0

FAR EAST ASIA	37.5	34.1	39.8	Total equity	97.2	95.4	100.0
KOREA	20.2	11.0	15.5	Total fixed income	1.0	0.9
TAIWAN	11.4	11.9	12.5	Total cash and equivalents 1.8		3.7
CHINA	4.4	9.6	11.8	Total assets	100.0	100.0
HONG KONG	1.5	1.6	0.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	1.33	1.33	1.11	1.43	3rd qtr.	7.65	7.65	7.39	8.14
August	3.49	3.49	2.29	2.55	4th qtr.	13.66	15.45	16.81	17.24
September	2.15	2.15	0.65	0.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	7.11	7.11	4.10	4.88	2003
October	5.03	5.03	4.66	4.75	1st qtr.	-6.12	-6.12	-6.79	-6.00
November	7.15	7.15	7.32	7.43	2nd qtr.	22.60	22.60	22.19	23.29
December	2.84	5.13	4.41	4.50	3rd qtr.	14.62	14.62	13.51	14.15
4th qtr.	15.74	18.32	17.28	17.60	4th qtr.	12.42	14.85	17.25	17.78
Year to date	33.55	36.53	29.18	32.17	Year 2003	48.31	51.51	51.59	55.82
					2002
Lifetime return					1st qtr.	10.63	10.63	10.72	11.34
Cumulative	2,291.65	3,468.18	—	—	2nd qtr.	-12.53	-12.53	-9.01	-8.44
Annualized	16.67	18.96	—	—	3rd qtr.	-16.67	-16.67	-16.78	-16.35
					4th qtr.	10.34	11.71	9.76	10.04
					Year 2002	-11.04	-9.93	-7.97	-6.17

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2001					1997
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1997	5.53	9.66	-13.40	-11.59
2000					1996
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	7.88	7.88	5.77	6.23
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	6.14	7.86	3.35	4.18
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-2.26	-2.26	-4.08	-3.62
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	0.43	2.32	-0.89	-0.59
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1996	12.40	16.37	3.92	6.03
1999					1995
1st qtr.	13.37	13.37	11.96	12.44	1st qtr.	-16.54	-16.54	-12.74	-12.38
2nd qtr.	20.80	20.80	23.62	24.40	2nd qtr.	11.07	12.04	9.67	10.37
3rd qtr.	-3.01	-3.01	-5.50	-5.15	3rd qtr.	2.20	2.20	-1.06	-0.64
4th qtr.	31.90	33.96	25.15	25.44	4th qtr.	-3.59	-2.88	-1.72	-1.35
Year 1999	75.19	77.93	63.70	66.41	Year 1995	-8.66	-7.19	-6.94	-5.21
1998					1994
1st qtr.	5.26	5.26	5.71	6.19	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	-20.34	-18.95	-24.20	-23.60	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-21.89	-21.89	-22.89	-22.01	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	12.73	12.73	17.30	17.99	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1998	-26.17	-24.88	-27.52	-25.34	Year 1994	-2.21	-1.52	-8.67	-7.32

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1993					1989
1st qtr.	9.64	9.64	5.20	5.55	1st qtr.	16.44	16.44	15.66	16.88
2nd qtr.	8.26	9.31	7.10	8.27	2nd qtr.	21.71	23.16	4.68	5.95
3rd qtr.	12.61	12.61	14.84	15.38	3rd qtr.	21.72	21.72	21.86	22.80
4th qtr.	27.44	27.95	32.36	32.60	4th qtr.	10.14	11.29	7.90	8.48
Year 1993	70.35	72.69	71.26	74.84	Year 1989	89.99	94.26	59.19	64.96
1992					1988
1st qtr.	20.17	20.17	20.01	20.40	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	-8.65	-7.85	-11.85	-10.87	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	-0.54	-0.54	-3.75	-3.30	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	1.63	1.98	7.09	7.28	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1992	10.95	12.32	9.05	11.40	Year 1988	39.13	41.98	34.87	40.43
1991					1987
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	11.32	11.32	—	—
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	23.33	25.30	—	—
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	8.70	8.70	—	—
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-18.98	-18.14	—	—
Year 1991	60.48	63.39	55.97	59.91	Year 1987	20.91	24.13	—	—
1990					1986
1st qtr.	-5.68	-5.68	-7.85	-7.18	1 mo. To 6/30	0.60	0.60	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	4th qtr.	6.71	6.71	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	Year 1986
Year 1990	-12.11	-9.05	-13.76	-10.55	(5/30-12/31)	11.30	11.80	—	—

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	1.33	1.33	1.11	1.43	3rd qtr.	7.65	7.65	7.39	8.14
August	3.49	3.49	2.29	2.55	4th qtr.	13.66	15.45	16.81	17.24
September	2.15	2.15	0.65	0.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	7.11	7.11	4.10	4.88	2003
October	5.03	5.03	4.66	4.75	1st qtr.	-6.12	-6.12	-6.79	-6.00
November	7.15	7.15	7.32	7.43	2nd qtr.	22.60	22.60	22.19	23.29
December	2.84	5.13	4.41	4.50	3rd qtr.	14.62	14.62	13.51	14.15
4th qtr.	15.74	18.32	17.28	17.60	4th qtr.	12.42	14.85	17.25	17.78
Year to date	33.55	36.53	29.18	32.17	Year 2003	48.31	51.51	51.59	55.82

Lifetime return
Cumulative	2,291.65	3,468.18	—	—
Annualized	16.67	18.96	—	—
Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
2000					1997
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1997	5.53	9.66	-13.40	-11.59

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1994					1991
1st qtr.	-2.04	-2.04	-9.30	-9.04	1st qtr.	23.75	23.75	28.66	29.17
2nd qtr.	-5.24	-4.83	-2.05	-1.44	2nd qtr.	11.36	12.71	3.79	5.09
3rd qtr.	24.02	24.02	20.47	20.76	3rd qtr.	1.96	1.96	2.66	3.28
4th qtr.	-15.05	-14.82	-14.67	-14.39	4th qtr.	14.22	14.90	13.77	14.05
Year 1994	-2.21	-1.52	-8.67	-7.32	Year 1991	60.48	63.39	55.97	59.91

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—
1988
1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	-3.41	-2.12	0.85	1.56
Year 1988	39.13	41.98	34.87	40.43

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2006

	Annualized rates of return

	20 years	15 years	10 years	5 years	3 years	1 year	4Q06
		%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.96	13.91	12.56	26.37	32.55	37.48	18.52
- net of operating expenses	18.90	13.02	11.76	25.49	31.63	36.53	18.32

MSCI Emerging Markets Index (stacked index)	—	10.35	9.21	26.59	30.52	32.17	17.60

MSCI World Index with net dividends	9.56	9.11	8.03	10.43	15.15	20.56	8.46

MSCI EAFE Index with net dividends	8.28	8.09	7.95	15.29	20.25	26.66	10.37

S&P 500 Index with income reinvested	11.74	10.62	8.42	6.18	10.43	15.78	6.69

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2006

	Annualized rates of return

	20 years	15 years	10 years	5 years	3 years	1 year	4Q06
		%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.96	13.91	12.56	26.37	32.55	37.48	18.52
- net of operating expenses	18.90	13.02	11.76	25.49	31.63	36.53	18.32

MSCI Emerging Markets Index (stacked index)	—	10.35	9.21	26.59	30.52	32.17	17.60

MSCI World Index with net dividends	9.56	9.11	8.03	10.43	15.15	20.56	8.46

MSCI EAFE Index with net dividends	8.28	8.09	7.95	15.29	20.25	26.66	10.37

S&P 500 Index with income reinvested	11.74	10.62	8.42	6.18	10.43	15.78	6.69

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Fund profile US$
Emerging Markets Growth Fund as of December 31, 2006

The Fund (began operations in 1986)

 ■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.

■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2006	2005	2004	2003	2002	Samsung Electronics			2.9
Fund assets ($ millions)			$11,100	$13,632	$15,758	$16,154	$16,258	Hon Hai Precision Industry			2.6
Ratio of net investment income to average net assets			1.57%	1.96%	1.64%	2.14%	1.27%	América Móvil			2.5
Expense ratio (including non-U.S. taxes)			0.72%	0.71%	0.71%	0.70%	0.70%	Taiwan Semiconductor Manufacturing			2.2
Portfolio turnover			38.48%	29.98%	35.35%	33.70%	26.22%	Kookmin Bank			2.1
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Telekomunikasi Indonesia			2.1
Commercial banks	11.0	Taiwan					11.9	Wal-Mart de Mexico			2.0
Wireless telecommunication services	7.5	Korea					11.0	Infosys Technologies			1.8
Metals & mining	6.6	China					9.6	OCI			1.4
Semiconductors & semiconductor equipment	5.8	Brazil					9.4	Teva Pharmaceuticals			1.3
Oil, gas & consumable fuels	5.6	South Africa					8.9

Rates of return for periods ending September 30, 2006[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	4Q06	Stocks	Bonds	Cash	assets
EMGF	18.90%	13.02%	11.76%	25.49%	31.63%	36.53%	18.32%	95.4%	0.90%	3.7%	$13.3 bil

[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Fund profile US$
Emerging Markets Growth Fund as of December 31, 2006

The Fund (began operations in 1986)

 ■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.

■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2006	2005	2004	2003	2002	Samsung Electronics			2.9
Fund assets ($ millions)			$11,100	$13,632	$15,758	$16,154	$16,258	Hon Hai Precision Industry			2.6
Ratio of net investment income to average net assets			1.57%	1.96%	1.64%	2.14%	1.27%	América Móvil			2.5
Expense ratio (including non-U.S. taxes)			0.72%	0.71%	0.71%	0.70%	0.70%	Taiwan Semiconductor Manufacturing			2.2
Portfolio turnover			38.48%	29.98%	35.35%	33.70%	26.22%	Kookmin Bank			2.1
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						Telekomunikasi Indonesia			2.1
Commercial banks	11.0	Taiwan					11.9	Wal-Mart de Mexico			2.0
Wireless telecommunication services	7.5	Korea					11.0	Infosys Technologies			1.8
Metals & mining	6.6	China					9.6	OCI			1.4
Semiconductors & semiconductor equipment	5.8	Brazil					9.4	Teva Pharmaceuticals			1.3
Oil, gas & consumable fuels	5.6	South Africa					8.9

Rates of return for periods ending September 30, 2006[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	4Q06	Stocks	Bonds	Cash	assets
EMGF	18.90%	13.02%	11.76%	25.49%	31.63%	36.53%	18.32%	95.4%	0.90%	3.7%	$13.3 bil

[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

 Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.